

Annual Report

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Bugs Beachin Shaved Ice

FORM C-AR

Annual Report

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	Bugs Beachin Shaved Ice
State of Organization	SC
Date of Formation	01/01/2020
Entity Type	Limited Liability Company
Street Address	157 Mountain Ash Ln, Myrtle Beach SC, 29579
Website Address	https://www.facebook.com/BugsShavedIce

(B) Directors and Officers of the Company

Key Person		Dakotah-Rae Mick
Position with the Company	Title	Founder
	First Year	2020
Other business experience (last three years)		July 2017, Red Barn Car Wash, attendant
		October 2017, Cinnabon, crew member
		April 2018-Dec 2018 Old Navy (Gap Inc.), sales associate, cash wrap lead
		Feb 2019-May 2019 McDonalds, crew member, assistant manager in-training
		July 2019-October 2019 Beach Buffers Car Wash, attendant

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Dakotah-Rae Mick	100%

(D) The Company's Business and Business Plan

Greetings, when I lived in Oregon my family visited a local small business; a Shaved Ice Shop. From that point i wanted to start an Authentic Hawaiian Shaved Ice shop of my own. I turned 16, started to work and saved every penny while I was attending High School. My Father had made me a deal that he would match funds for anything I saved. I continued to save until I turned 20.

We relocated to North Myrtle Beach, South Carolina and I knew this was going to be a great location for my shaved ice! At the end of 2019 it was time to put my business plan in motion. I secured a brick and motor store front 4 blocks away from the beach, purchased equipment, supplies, delicious flavors, and got to work!

80% of the tenant improvements were completed by myself. Improvements started in February 2020 with a goal of having a Grand Opening day on April 1st. However, Covid-19 pushed Bugs Beaching Shaved Ice Grand Opening back to May 2. Things have been predictably slower due to the situation, but we have been building our following!

OPPORTUNITY

The capital that I am seeking to raise will be used to purchase a Motorized golf cart (or Tricycle) equipped with everything needed to deliver my refreshing shaved ice to the sun drenched beach-goers.

Located in the heart of Cherry Grove, on Rt 9, one of the main ways to access North Myrtle Beach, I plan to capture not only through-traffic, but also, bring my delicious shaved ice to the beach!

It's estimated that 14 million people visit Myrtle Beach every year. While these numbers are expected to decrease with COVID-19, Myrtle Beach has still seen solid tourism and this will likely return once the threat of the pandemic subsides. We have already started to build a local following which we expect to grow by both traditional and word-of-mouth marketing once we're able to serve people right on the beach. We're making sure to take sanitation measures seriously as well.

MENU

Our menu is simple, but will remind you of your favorite beach time memories:

- Authentic Hawaiian Shaved Ice
- sugar free options available!
- Peanut Butter Fudge
- Giant Sized Popcorn
- Fresh Spun Cotton Candy

COMPETITION

While there are plenty of ice cream shops around Myrtle Beach, there are no other shaved ice shops. We're also unique in our offering of popcorn and fudge, perfect snacks for hungry beach-goers. As one of the most popular tourist destinations in the country, there will be continuous demand for cold treats and snacks, and we're perfectly situated to meet this demand.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Terms of the Securities

Overview

The Company "securities" are in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C-AR in Appendix B. Copies of the Note and Revenue Sharing Agreement are attached to this Form C-AR.

Summary of Terms

Revenue Percentage[1]	6.5[2]
Payment Deadline	2025-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.45%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 6.0% and a maximum rate of 9.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$12,500	6.0%
$14,375	6.9%
$16,250	7.8%
$18,125	8.7%
$20,000	9.6%

[3] To reward early participation, the investors who contribute the first $6,300.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $6,300.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i)   to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Dakotah-Rae Mick	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(H) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Bank Of America	$500	3.5%	01/01/2021	

(I) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(J) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(K) Our Compliance with Reporting Obligation

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(L) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0